1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
RICHARD HOROWITZ richard.horowitz@dechert.com +1 212 698 3525 Direct +1 212 698 0452 Fax

January 26, 2022

John Ganley
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0504

Re:	HPS Corporate Lending Fund (the “Fund”)
File No: 333-259453

Dear Mr. Ganley,

We are writing in response to comments provided telephonically to Dechert LLP, counsel to the Fund, on January 24, 2022 relating to Pre-Effective Amendment No. 3 to the registration statement on Form N-2 that was filed with the Securities and Exchange Commission (the “SEC”) on January 20, 2022, on behalf of the Fund, a closed-end management investment company that has elected to be regulated as a business development company (“BDC”). The Fund has considered these comments and has authorized us to make the responses discussed below on its behalf.

On behalf of the Fund, set forth below is the SEC staff’s comments along with our responses to such comments, as requested. The below responses will be reflected in Pre-Effective Amendment No. 4 to the registration statement. Capitalized terms have the meanings attributed to such terms in the registration statement.

1.	Comment: Please include the following disclosure in the registration statement and a schedule of all warehoused investments that the Fund expects to purchase.

Each of the Warehouse Investments that the Financing Provider has purchased to date was purchased pursuant to a request that we made prior to our election to be regulated as a BDC under the 1940 Act. After our election to be regulated as a BDC under the 1940 Act, we will: (i) not request that the Financing Provider purchase any additional Warehouse Investments pursuant to the Facility Agreement; (ii) purchase already-existing Warehouse Investments from the Financing Provider only to the extent that we have sufficient assets to purchase all of the Warehouse Investments whole (i.e., not on a pro rata basis); (iii) impose on ourselves a requirement – not an option – to purchase already-existing Warehouse Investments from the Financing Provider at such time as we raise sufficient assets to purchase all of the Warehouse Investments whole; and (iv) treat our forward obligation to purchase Warehouse Investments from the Financing Provider once the requirement to purchase already-existing Warehouse Investments is triggered as subject to the asset coverage requirements set forth in Sections 18 and 61 of the 1940 Act. Additionally, we note that we may not rely on the exemptive order from the SEC that permits us to co-invest with certain affiliates of the Adviser and certain funds managed and controlled by the Adviser and its affiliates with respect to Warehouse Investments that we purchase from the Financing Provider under the Facility Agreement.

Response: The disclosure has been revised to include the language copied below and to include a schedule of warehoused investments. With respect to the request in item (i) above, the Fund notes that there is no specific facility agreement with respect to all Warehouse Investments and the Fund has thus included disclosure indicating that no additional Warehousing Transactions pursuant to the individual Purchase Agreements have been entered into since the Fund elected to be regulated as a BDC.

Disclosure Added to Registration Statement: Each of the Warehouse Investments that the Financing Providers have purchased to date was purchased pursuant to a request that we made prior to our election to be regulated as a BDC under the 1940 Act. After we elected to be regulated as a BDC under the 1940 Act on January 3, 2022, (i) we have not entered into any additional Warehousing Transactions pursuant to the Purchase Agreements; (ii) we will purchase already-existing Warehouse Investments from the Financing Providers only to the extent that we have sufficient assets to purchase all of the Warehouse Investments whole (i.e., not on a pro rata basis); (iii) we will impose on ourselves a requirement, not an option (subject to Board approval (as set forth in the Purchase Agreements)), to purchase already-existing Warehouse Investments from the Financing Providers at such time as we raise sufficient assets to purchase all of the Warehouse Investments whole; and (iv) we will treat our forward obligation to purchase Warehouse Investments from the Financing Providers once the requirement to purchase already-existing Warehouse Investments is triggered as subject to the asset coverage requirements set forth in Sections 18 and 61 of the 1940 Act. Additionally, we note that we may not rely on the exemptive order from the SEC that we have applied for which will permit us to co-invest with certain affiliates of the Adviser and certain funds managed and controlled by the Adviser and its affiliates with respect to Warehouse Investments that we purchase from the Financing Providers under the Purchase Agreements.

2.	Comment: Please add a risk factor relating to the Warehousing Transactions.

Response: The disclosure has been revised accordingly.

* * *

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3525.

Sincerely,

/s/ Richard Horowitz
Richard Horowitz